SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VERSATA, INC.
(Name of Subject Company (Issuer))

TRILOGY, INC.
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

925298 10 1
(CUSIP Number of Class of Securities)

LANCE A. JONES, ESQ.
VICE PRESIDENT AND GENERAL COUNSEL
TRILOGY, INC.
6011 WEST COURTYARD DRIVE
AUSTIN, TEXAS 78730
(512) 874 8900
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

DENNIS R. CASSELL, ESQ.
HAYNES AND BOONE, LLP
901 MAIN STREET, SUITE 3100
DALLAS, TEXAS 75202
(214) 651 5000

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒
third party tender offer subject to Rule 14d-l

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, Dated December 7, 2005, regarding the proposed transaction between Trilogy, Inc., V Acquisition, Inc., and Versata, Inc.